Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

February 26, 2015

Securities and Exchange Commission                              [Securian Logo]
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

Re: Variable Annuity Account
    Minnesota Life Insurance Company
    File Number 333-136242 and 811-04294
    "Tandy" Representations

Ladies and Gentlemen:

In connection with the above-referenced filing, Variable Annuity Account (the "Registrant"), acknowledges that:

    . Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    . the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary R. Christensen

Gary R. Christensen
Director, Attorney-in-Fact,
Senior Vice President, General
Counsel and Secretary
Minnesota Life Insurance Company